UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Annual and Special Shareholders’ Meetings

We invite this Company’s shareholders to meet at Annual and Special Shareholders’ Meetings, to be held cumulatively next March 10, 2025, at 4:00 p.m., exclusively digitally, in order to resolve on the following proposals:

Annual Shareholders´ Meeting

1.	acknowledge the management accounts, examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2024;

2.	allocate the net income of the 2024 fiscal year;

3.	elect the Fiscal Council´s members, observing the provisions of Articles 161 and 162 of Law No. 6,404/76;

4.	fix the overall management compensation for the 2025 fiscal year, as well as the amount to support the Pension Plan; and

5.	fix the compensation of the members of the Fiscal Council for the 2025 fiscal year.

Special Shareholders´ Meeting

1.	elect Mr. Rogério Pedro Câmara as a member of the Board of Directors;

2.	partially amend the Bylaws, in the heading of Article 6, referring to the number of shares into which the Capital Stock is divided, in order to reflect the cancellation, resolved by the Company´s Board of Directors, of 50,158,200 book-entry, registered shares, with no par value, issued by the Company, held in treasury, of which 26,433,900 are common shares and 23,724,300 are preferred shares, acquired through a share buyback program, without capital stock reduction.

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In accordance with Article 5, Paragraph 4 of Resolution No. 81/22 of the Brazilian Securities Exchange Commission (CVM), as amended by CVM Resolutions Nos. 59/21 and 204/24 (“CVM Resolution No. 81/22”), Bradesco believes that General Meetings convened exclusively digitally are more appropriate, since this format allows for greater shareholder participation, enabling the presence of shareholders from anywhere in Brazil and abroad and reducing the costs both for shareholder participation and for holding the event.

Participation in the Meetings: the shareholders, their legal representatives or attorneys-in-fact may attend the Shareholders´ Meetings in any of the following ways:

•	Distance Voting: the Shareholder may express their vote intention by sending until 3.6.2025 the respective Distance Voting Ballot:
•	to the bookkeeper of the Company's shares, through all Bradesco’s Branch Network;
•	to their custodians that provide this service, in the case of holders of shares deposited in the central depository;
•	to B3 S.A. – Brasil, Bolsa, Balcão, as a central depositary for the Company shares; and
•	directly to the Company, to the email assembleias@bradesco.com.br, not being necessary posterior sending of the physical document.

For further information, see the rules set out in CVM Resolution No. 81/22, and the procedures described in the Distance Voting Ballot made available by the Company, as well as in the Manual for Participation in the Shareholders’ Meetings (Manual).

•	Participation and Voting during the Shareholders’ Meetings by Electronic System: the shareholder may participate in the Shareholders’ Meetings and vote in a virtual way, during their realization.

The guidelines, data and password for connection will be sent to the shareholders who, until 3.8.2025, send a request to participate in the Shareholders´ Meetings to the prior registration link below, attaching the identification and/or representation documents, as detailed in the Manual.

https://easyvoting.alfm.adv.br/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxQjfFvKPXpbKKtihKAg9tfnX2Doxk8Eln7DEsi1SX346

As provided in paragraph 3 of Article 6 of CVM Resolution No. 81/22, the shareholders who do not send the request to participate in the Shareholders’ Meetings until 3.8.2025 may not participate through electronic system made available by the Company.

Pursuant to Article 126 of Law No. 6,404/76, and later amendments (“Law No. 6,404/76”), in order to attend and resolve in the Shareholders’ Meetings, the shareholder must observe that:

•	in addition to the identification document and corporate and representation documents (in the case of legal entities shareholders), they must also provide, at the time of sending their registration request, a certificate of ownership of the shares issued by the Company, issued by the custodian. For the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•	the shareholder may be represented by an attorney-in-fact appointed not more than one year prior, provided that they are a shareholder or a manager of the Company, lawyer or financial institution, asset manager authorized by CVM and duly constituted to represent investment funds, observing that legal entities shareholders might also be represented according to their bylaws/articles of incorporation;

•	before being forwarded to the Company, the corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese and these translations must be registered at the Titles and Documents Registry (a certified translation is not required).

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Documents made available to shareholders: all legal documents and further information necessary for the analysis and exercise of voting rights are available to shareholders on websites of Bradesco (banco.bradesco/ri), B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and CVM (http://sistemas.cvm.gov.br/?CiaDoc).

Eventual clarifications may be obtained on the Investor Relations website – banco.bradesco/ri – Corporate Governance, at Bradesco’s Branches Network or via email assembleias@bradesco.com.br.

Osasco, SP, February 7, de 2025

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.